July 15, 2013

VIA EDGAR AND FEDEX

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	AxoGen, Inc.

Amendment No. 1 to Registration Statement

on Form S-1

Filed June 21, 2013

File No. 333-188597

Form 10-K for Fiscal Year Ended

December 31, 2012

Filed March 12, 2013

File No. 000-16159

Dear Ms. Ravitz:

On behalf of our client, AxoGen, Inc. (the “Company”), set forth below is the Company’s response to the letter dated July 10, 2013 (the “July 10 Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the Company’s Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-188597 (the “Registration Statement”) filed with the Commission on June 21, 2013 (the “Amended Filing”) and the Company Form 10-K for the fiscal year ended December 31, 2012 (File No. 000-16159). The Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes revisions made to the Amended Filing in response to the July 10 Comment Letter. An electronic version of Amendment No. 2 has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 2 has been marked to reflect changes made to the Registration Statement.

The numbered paragraphs and headings below correspond to the headings set forth in the July 10 Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the bold captions refer to pages in the Amended Filing, while the page numbers in the Company’s responses refer to page numbers in Amendment No. 2. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 2.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

July 15, 2013

Prospectus Summary, page 1

1.	Please revise your summary to highlight the material terms of your arrangement with PDL and explain why you chose the arrangement over other forms of financing.

Response:

In response to the Staff’s comment, the Company proposes to revise the disclosure referenced above on page 2 of Amendment No. 2 to now state:

“On October 5, 2012, we entered into a Revenue Interests Purchase Agreement, which we refer to as the Royalty Contract, with PDL BioPharma, Inc., or PDL, pursuant to which we sold to PDL the right to receive specified royalties on our Net Revenues, as defined in the Royalty Contract, generated by the sale, distribution or other use of our products Avance® Nerve Graft, AxoGuard® Nerve Connector and AxoGuard® Nerve Protector. The Royalty Contract has a term of eight years. Under the Royalty Contract, PDL is to receive royalty payments based on a 9.95% royalty rate of our Net Revenues, as defined in the Royalty Contract, subject to certain agreed upon minimum payment requirements of approximately $1.3 to $2.5 million per quarter which begin in the fourth quarter of 2014 as provided in the Royalty Contract. The total consideration PDL paid to AxoGen was $20,800,000, or the Funded Amount. The Royalty Contract also contains certain put and call provisions, including a call right by PDL in connection with a change of control, is secured by our Net Revenues, restricts our ability to pay dividends and PDL has a right to a designee on our Board of Directors. The arrangement was entered into because we could not obtain debt financing under a traditional credit facility with a lender to the extent of the Funded Amount and we believed the cost of capital for an equity transaction at the time was prohibitive.”

2.	Refer to our prior comment 4. Please revise further to clarify the exclusion of oral cavity use here and elsewhere as appropriate.

Response:

In response to the Staff’s comment, the Company proposes to revise the disclosures referenced above on pages 2, 46 and 50 of Amendment No. 2 to now state:

Page 2:

“AxoGuard® products are manufactured by Cook Biotech Incorporated, referred to herein as Cook Biotech. Under the license agreement with Cook Biotech we are the exclusive worldwide distributor of the AxoGuard® products for use in the peripheral and central nervous system, but excluding use of the AxoGuard® product in the oral cavity for endodontic and periodontal applications and oral and maxillofacial surgery solely as they relate to dental, soft or hard, tissue repair or reconstruction. The AxoGuard® products are Class II medical devices that FDA found substantially equivalent to class II predicate devices, and thus, cleared for marketing under FDA’s 510(k) program.”

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

July 15, 2013

Page 46:

“In August 2008, Cook Biotech entered into an agreement with AxoGen to distribute its product worldwide in the field of the peripheral and central nervous system, but excluding use of the AxoGuard® product in the oral cavity for endodontic and periodontal applications and oral and maxillofacial surgery solely as they relate to dental, soft or hard, tissue repair or reconstruction, and the parties subsequently amended the agreement in March, 2012.”

Page 50:

“Additionally, AxoGen entered into an exclusive distribution agreement with Cook Biotech in August 2008, as subsequently amended in March 2012, to distribute its ECM technology in the form of the Surgisis® Nerve Cuff, the form of a nerve wrap or patch, or the form of any other mutually-agreed-to configuration in the field of peripheral nervous system and central nervous system use, but excluding use of the AxoGuard® product in the oral cavity for endodontic and periodontal applications and oral and maxillofacial surgery solely as they relate to dental, soft or hard, tissue repair or reconstruction.”

3.	Refer to our prior comment 5. Please disclose here that the RANGER study is an observational study and disclose the number of patients on which the 87% cited recovery rate is based. Please make corresponding changes in your discussion of the study in the Business section and disclose the recovery rate observed in autograft cases in addition to your disclosure of the rate observed in conduit cases.

Response:

In response to the Staff’s comment, the Company proposes to revise the disclosure referenced above on pages 1 and 48 of Amendment No. 2 to now state:

Page 1:

“The January 2012 edition of Microsurgery and November 2012 edition of The Journal of Hand Surgery each contain an article summarizing study results from patients included in our ongoing RANGER® study, an observational study of outcomes from the use of Avance® Nerve Graft. The most recent presentation of data from the RANGER® study found that in 113 nerve repairs, the use of Avance® Nerve Graft has been associated with meaningful motor and sensory recovery in 87% of nerve discontinuities between 5 and 50 mm.”

Page 48:

“The publication reported on 55 Avance® Nerve Graft nerve repairs and resulted in meaningful motor and sensory recovery in 87% of nerve discontinuities between 5 and 50 mm.”

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

July 15, 2013

AxoGen’s revenue depends solely on three products, page 7

4.	Please clarify that Cook may terminate the agreement if you do not generate reasonable commercial sales of products as verified by a third party.

Response:

In response to the Staff’s comment, the Company proposes to revise the risk factor referenced above on page 8 of Amendment No. 2 to now state:

“Additionally, in the event that AxoGen and Cook Biotech were to fail to reach an agreement as to minimum purchase quantities, Cook Biotech could terminate the agreement if it was deemed that AxoGen® had failed to generate commercially reasonable sales of AxoGuard as measured by sales similar to a competitive product at the same stage in its commercial launch as verified by a mutually acceptable third-party.”

AxoGen is a party to a Royalty Contract which requires it to pay royalty fees, page 12

5.	Please disclose the range of the payments you expect to make under the agreement. In addition, revise to disclose, as you have indicated in your response, that it appears that PDL will exercise its put option and explain the reasons why.

Response:

In response to the Staff’s comment, the Company proposes to revise the risk factor referenced above on page 13 of Amendment No. 2 to now state:

AxoGen is a party to a Royalty Contract which requires it to pay royalty fees that could materially adversely affect its financial position.

“On October 5, 2012, AxoGen entered into a Royalty Contract with PDL, pursuant to which AxoGen sold to PDL the right to receive specified royalties on AxoGen’s Net Revenues generated by the sale, distribution or other use of AxoGen’s products Avance® Nerve Graft, AxoGuard® Nerve Protector and AxoGuard® Nerve Connector (the Assigned Interests as defined in the Royalty Contract). The Royalty Contract has a term of eight years. Under the Royalty Contract, PDL is to receive royalty payments, currently paid weekly, based on a 9.95% royalty rate of AxoGen’s Net Revenues, subject to certain agreed upon minimum guaranteed quarterly payment amounts of approximately $1.3 to $2.5 million per quarter that commence in the quarter ending December 31, 2014. The minimum annual payment amounts are as follows: 2014—$1,250,805, 2015—$6,781,440, 2016—$9,232,642, 2017 and 2018—$9,000,000, 2019—$9,063,000 and 2020—$6,939,000. Further, on October 1, 2016, or in the event of the occurrence of a material adverse event or AxoGen’s bankruptcy or material breach of the Royalty Contract, PDL may require AxoGen to repurchase the Assigned Interests (the “Put”) at the Put Price (as defined in the Royalty Contract). The Put Price is equal to the sum of (i) an amount that, when paid to PDL, would generate a 20% internal rate of return to PDL (the “Put Rate”) on the

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

July 15, 2013

Funded Amount, taking into consideration payments made to PDL by AxoGen, and (ii) any “Delinquent Assigned Interests Payment” (as defined in the Royalty Contract) AxoGen owed to PDL. For purposes of estimating the effective interest rate of the Royalty Contract, we considered that the effective rate of 20% (currently the Put Rate) is currently slightly higher than the implicit rate of return and, as a result, we assume for accounting purposes that PDL will exercise its put option in order to receive the higher rate of return. However we have no actual knowledge or other indications of PDL’s intent to do so.

During 2012, AxoGen’s monthly expenses exceeded its revenues and thus it operated at a cash loss. Royalty payments to PDL are owed without consideration to any negative affect it has on AxoGen’s cash or loss position. In addition, minimum payments under the Royalty Contract start in October 2014 and if AxoGen is required to pay an amount greater than the royalty fee, AxoGen would have an even greater cash burden. Finally, there is no assurance that AxoGen will have sufficient capital to pay the Put Price if it was exercised. If AxoGen does not have sufficient cash to pay PDL, AxoGen would need to raise additional capital. The sale of additional equity to further finance the company may result in dilution to AxoGen’s shareholders. There is no assurance that if AxoGen is required to secure funding it can do so on terms acceptable to it, or at all. See “Notes to Consolidated Financial Statements – Footnote 7 Long-Term Debt/Note Payable.””

PDL Royalty Contract has a Change of Control provision, page 12

6.	Please disclose the amount of the change of control payment, as it appears it could significantly negatively impact your ability to execute a change of control, or tell us why you do not believe that disclosure is necessary.

Response:

In response to the Staff’s comment, the Company proposes to revise the risk factor referenced above on page 13 of Amendment No. 2 to now state:

“The Change of Control Price is the sum of (i) an amount that, when paid to PDL, would generate an internal rate of return to PDL of thirty-two and one half percent (32.5%) on all payments made by PDL pursuant to the Royalty Contract as of the date of the Change of Control Payment (as defined in the Royalty Contract), taking into account the amount and timing of all payments made by AxoGen to PDL (and retained by PDL) prior to and as of the date of payment of the Change of Control Payment, plus (ii) any Delinquent Assigned Interests Payment owed. For purposes of example only, the Change of Control payment at March 31, 2013 would have been $23,439,186. Payment of the Change of Control Price could materially reduce the consideration to be received by

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

July 15, 2013

AxoGen shareholders if the Change of Control event was in conjunction with the acquisition of the Company.”

Management’s Discussion and Analysis, page 28

Critical Accounting Policies, page 32

7.	We see your discussion that goodwill represents certain IP and a licensing royalty arrangement related to the LecTec business prior to the merger. Please explain why amounts related to IP and a licensing royalty arrangement are included goodwill.

Response:

In response to the Staff’s comment, the Company proposes to revise the disclosure referenced above on page 33 of Amendment No. 2 to remove the discussion of the IP and licensing royalty arrangements as they are not applicable to goodwill. Therefore, there is no change to the amount of goodwill as it does not include any amounts related to IP or licensing royalty arrangements.

8.	We note your response to our prior comment 13 and your disclosure that you are accruing interest using the specified internal rate of return of the put option. Please revise to indicate why you are using the internal rate of return of the put option rather than the repayment terms disclosed on page 36 and in Note 7 to your financial statements. Explain the judgments and underlying assumptions that led to this decision and the impact on your financial statements if your assumptions were to change. We refer you to FR-72 and SEC Release No. 33-8040.

Response:

In response to the Staff’s comment, the Company proposes to revise the disclosure referenced above on page 33 of Amendment No. 2 to now state:

Effective Interest Rate on Note Payable

“The PDL Royalty Contract is accounted for as long-term debt. The Company records interest using its best estimate of the effective interest rate. Currently the Company is accruing interest using the specified internal rate of return for the Put which is 20%. Although we have no knowledge of PDL’s intent to exercise the Put, based on actual payments to date, projected future revenues and the required minimum payments, we currently believe the Put Rate is the best estimate of the effective interest rate of the contract. From time to time, the Company will reevaluate the expected cash flows and may adjust the effective interest rate. Since inception of the Royalty Contract, if the interest rate utilized were to change by 1% the effect on interest expense through March 31, 2013 would increase or decrease by approximately $110,000. Determining the effective interest rate requires judgment and is based on significant assumptions related to estimates of the amounts and timing of future revenue streams and PDL’s ultimate decision to exercise the Put. Determination of these assumptions is highly subjective and different assumptions could lead to materially different outcomes.”

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

July 15, 2013

Liquidity and Capital Resources, page 35

9.	In light of the significance of the Royalty Contract with PDL and the related required future payments, please revise to include a discussion of all significant terms, obligations and expected future payments related to the PDL agreement and the expected impact on your liquidity. Your discussion should include the minimum payments you are required to make under the agreement each period and the amount of any guaranteed return to PDL. Refer to SEC Release 33-8350 and Instruction 5 to Item 303(a) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company proposes to revise the disclosure referenced above on page 37 of Amendment No. 2 to now state:

“The Company had no material commitments for capital expenditures at March 31, 2013 or December 31, 2012 or 2011. Under the Royalty Contract, the Company sold to PDL the Acquired Revenues and PDL is to receive for eight years the Assigned Interests, i.e., a royalty payment based on a 9.95% royalty rate of the Company’s Net Revenues, subject to certain agreed upon minimum payments of approximately $1.3 to $2.5 million per quarter, and was provided the Put and receives certain payments in the event of a Change of Control. The total consideration PDL paid to the Company was $20,800,000, including $19,050,000 PDL paid to the Company on October 5, 2012, and $1,750,000 PDL paid to the Company on August 14, 2012, pursuant to the Interim Royalty Contract. Upon the closing of PDL’s purchase of the specified royalties under the Royalty contract, which was concurrent with its execution, the Interim Royalty Contract was terminated. Proceeds from the PDL Royalty Contract transaction where used to fully repay the MidCap Loan and extinguish AxoGen’s obligations thereunder. There are no financial covenants or other restrictions on the use of capital by AxoGen as a result of the Royalty Contract, however, PDL has a first perfected security interest in the Assigned Interests. In the event that the Company is unable to generate revenue in excess of its PDL Assigned Interests payments and other expenses or PDL were to exercise the Put at a time when the Company did not have sufficient capital to pay the Put Price, AxoGen would need to raise additional capital. There is no assurance that if AxoGen is required to secure funding it can do so on terms acceptable to it, or at all, and its liquidity would be severely compromised.”

10.	Refer to the last sentence in the first paragraph under the caption “Cash Flow Information”. Please revise to clarify the effect of the PDL transaction and your license agreements on your future capital requirements.

Response:

In response to the Staff’s comment, the Company proposes to revise the disclosure referenced above on page 38 of Amendment No. 2 to now state:

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

July 15, 2013

“AxoGen had working capital of approximately $14.5 million and a current ratio of 11.6 at March 31, 2013, compared to working capital of $16.8 million and a current ratio of 12.4 at December 31, 2012. The decrease in working capital and the current ratio at March 31, 2013 as compared to December 31, 2012 was primarily due to the use of working capital for operations in excess of revenues. The Company believes it has sufficient cash resources to meet its liquidity requirements for the next 12 months. AxoGen’s future capital requirements depend on a number of factors, including, without limitation, revenue increases consistent with its business plan, and the corresponding royalty payments of approximately $1.3 to $2.5 million per quarter due to PDL and pursuant to AxoGen’s licensing agreements in connection with Avance® Nerve Graft, cost of products and acquisition and/or development of new products.”

Government Regulations, page 51

11.	We note your disclosure that “the FDA will end the period of enforcement discretion . . . if the FDA finds that AxoGen does not meet the conditions for the transition plan.” Please disclose whether you would be prohibited from distributing the Avance Nerve Graft if this occurs.

Response:

In response to the Staff’s comment, the Company proposes to revise the disclosure referenced above on page 53 of Amendment No. 2 to add the following:

“If final action on the BLA is negative or AxoGen is found to not meet the conditions for the transition plan, AxoGen will not be able to continue to distribute the Avance® Nerve Graft.”

12.	Please revise further the second bullet point on page 52 to briefly describe the material steps necessary to bring your quality system into compliance with 21 CFR Sections 210 and 211, and to discuss associated costs.

Response:

In response to the Staff’s comment, the Company proposes to revise the disclosure referenced above on page 52 of Amendment No. 2 to add the following:

“The gap analyses indicate that procedural changes are necessary to establish compliance with these regulations. The quality system procedures must be updated to establish compliance with 21 CFR §§ 210/211 and 600-610 regulations. We must review the regulations and update our quality procedures to create appropriate documentation systems, and train personnel on the procedural

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

July 15, 2013

updates. Once procedures, training, and implementation are accomplished, we will, through internal auditing, verify compliance with these regulations. After such verification, we will retain an external audit firm with experience in auditing to 21 CFR §§ 210/211 and 600-610 regulations to verify quality system compliance to the regulations. The associated costs for these activities are not material and the Company believes it can appropriately implement all necessary changes;”.

PDL Biopharma, Inc. Revenue Interests Purchase Agreement, page 62

13.	Please provide your analysis of how PDL’s right to participate in the offering complies with Section 5 of the Securities Act of 1933, since it appears that you made an offer of securities prior to filing your registration statement.

Response:

The Company respectfully advises the Staff that it does not consider PDL’s contractual right of first offer under the Revenue Interest Purchase Agreement to constitute an “offer” under the Securities Act. Rather, the right of first offer under Section 5.15 of the agreement obligates the Company to make such an “offer” to PDL when the Company “proposes to offer or sell any New Securities”, and such offer is expressly subject to applicable securities laws. In this case, the proposed offer did not occur until the registration statement was filed on May 14, 2013. Thus, the Company did not have an obligation to make an offer in connection with a registered offering until permitted by securities laws, including Section 5 of the Securities Act. The Company currently intends to provide PDL with the same prospectus provided to all other potential investors, and only make an offer to PDL pursuant to the Registration Statement. Further, PDL’s right to participate is solely a contractual right, no different from a traditional preemptive right, and therefore differs from an IPO Participation Right because the right to participate is not a right specifically regarding a public offering. In addition, PDL’s right of first offer was granted on October 5, 2012 (the date of the agreement), which means that over seven months had elapsed since the grant of the contractual right of first offer and the filing of the initial registration statement. Thus the right of first offer should not be integrated with the registered offering. Notwithstanding the foregoing, if we are required to effect a private placement of securities to PDL pursuant to their right of first offer, PDL will receive restricted securities and, due to PDL’s status as an accredited institutional investor, the Company believes that such private placement would not raise integration issues pursuant to the Staff’s Securities Act Sections CD&I Number 139.25.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

14.

We see that you present the proceeds from the issuance of the note payable net of the repayments of long term debt in your statements of cash flows on page F-6. Please revise to present the proceeds from the issuance of the $20.8 million note payable gross and separately disclose the repayment of long term debt under cash

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

July 15, 2013

flows from financing activities. Please note that the payment of long term debt with proceeds from the note payable should not be reflected as a non-cash activity. Refer to FASB ASC 230-10-45.

Response:

The proceeds from issuance of a note payable in the cash flow statement represent the actual cash received by AxoGen of $15,961,294. The remaining $4,838,706 of the $20,800,000 represents the amounts that were directly paid by PDL to Mid Cap Bank. As a result, AxoGen never took possession of the $4,838,706 and therefore, based on the definition presented below; the Company did not present this amount as a cash inflow but disclosed the amount as a non cash component of this transaction.

As defined in ASC 230-10-20, “Consistent with common usage, cash includes not only currency on hand but demand deposits with banks or other financial institutions. Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty. All charges and credits to those accounts are cash receipts or payments to both the entity owning the account and the bank holding it. For example, a bank’s granting of a loan by crediting the proceeds to a customer’s demand deposit account is a cash payment by the bank and a cash receipt of the customer when the entry is made.”

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

15.	Please refer to our prior comment 23. Please clarify for us how you have determined that gross revenue recognition is appropriate for the products you distribute. As part of your response, please indicate whether you are responsible for fulfillment, if you take general inventory risk, whether you or Cook Biotech establish the pricing for products, if you change the products in any way prior to resale and who has credit risk. Please explain to us your consideration of guidance in FASB ASC 605-45-45.

Response:

The Company has reported revenue from the sale of the products manufactured by Cook Biotech using gross revenue recognition under FASB ASC 605-45-45. In accordance with FASB ASC 605-45-45, the Company determined that the following indicators support gross revenue reporting:

•	We are the primary obligor of the arrangement as we are responsible for the fulfillment of all orders. We warehouse all inventory received and ship to customers based on orders.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

July 15, 2013

•	We have general inventory risk because we take title of the inventory and warehouse the inventory prior to delivery to the customer

•	We have the latitude in establishing price for the products. We have sole control over the pricing of these products.

•	The entity has physical loss of inventory risk after the customer order or during shipment. As mentioned above, we have title of the inventory prior to delivery to the customer and therefore we have the inventory risk.

•	The entity does not change the products prior to resale.

•	The entity has credit risk. We retain all credit risk with respect to the sale of this product to our customers.

•	The Cook Biotech product was called the Surgisis® Nerve Cuff. AxoGen has rebranded the Surgisis® products under the AxoGuard® name and owns the trade name AxoGuard®.

•	AxoGen, upon receiving AxoGuard®, provides a final tamper resistant seals and in some cases provides additional labeling.

Note 7. Long-Term Debt /Note Payable, page F-14

16.	We note your disclosure included in the table on page F-14 relating to the Revenue Interest Purchase Agreement with PDL. Please revise the table to provide a clear description of the terms of the debt and the repayment terms, including the interest rate through September 2014 and the percentage of product revenue applicable to later periods. In addition to the range of quarterly repayment amounts currently disclosed, please provide investors with the annual repayment amounts through 2020. Please revise other sections of the filing to be consistent. Refer to the disclosure requirements of Rule 5.02 (22) of Regulation S-X, which indicates that the general character and rate of interest of each type of debt should be disclosed.

Response:

In response to the Staff’s comment, the Company proposes to revise the disclosure referenced above on pages F-14 and F-33 of Amendment No. 2 to now state:

“Revenue Interest Purchase Agreement with PDL for aggregate of $20,800,000 with amounts payable monthly at 9.95% of Net Revenues through September 2014; and the greater of (i) 9.95% of product revenue or (ii) specific quarterly amounts varying from approximately $1.3 million to $2.5 million per quarter through September 2020. The minimum annual payment amounts are as follows: 2014—$1,250,805, 2015—$6,781,440, 2016—$9,232,642, 2017 and 2018—$9,000,000, 2019—$9,063,000 and 2020—$6,939,000.”

In addition, the following changes have been made to revise the disclosures throughout the filing to maintain consistency throughout the document as follows:

Note Payable

On October 5, 2012, AxoGen entered into a Revenue Interests Purchase Agreement (the “Royalty Contract”) with PDL, pursuant to which the

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

July 15, 2013

Company sold to PDL the right to receive specified royalties of 9.95% on the Company’s Net Revenues (as defined in the Royalty Contract) generated by the sale, distribution or other use of AxoGen’s products Avance® Nerve Graft, AxoGuard® Nerve Connector and AxoGuard® Nerve Protector. The Royalty Contract has a term of eight years. Under the Royalty Contract, PDL is to receive royalty payments based on a royalty rate of 9.95% of the Company’s Net Revenues, subject to certain agreed upon minimum payment requirements of approximately $1.3 to $2.5 million per quarter which begin in the fourth quarter of 2014 through the third quarter of 2020 as provided in the Royalty Contract. The total consideration PDL paid to the Company was $20,800,000 (the “Funded Amount”), including $19,050,000 PDL paid to the Company on October 5, 2012, and $1,750,000 PDL paid to the Company on August 14, 2012 pursuant to an Interim Revenue Interest Purchase Agreement between the Company and PDL, dated August 14, 2012 (the “Interim Royalty Contract”). Upon the closing (the “Closing”) of PDL’s purchase of the specified royalties described above, which was concurrent with the execution of the Royalty Contract, the Interim Royalty Contract was terminated.

The Company records interest using its best estimate of the effective interest rate, currently the Company is accruing interest using the specified internal rate of return of the put option of 20%. From time to time, the Company will reevaluate the expected cash flows and may adjust the effective interest rate. Determining the effective interest rate requires judgment and is based on significant assumptions related to estimates of the amounts and timing of future revenue streams. Payments made to PDL consist of interest and principal. Based on current calculations of repayments, using actual payments to date, an estimate of future revenue streams and an estimated effective rate of 20% (calculated using the put rate in the agreement), principal payments are scheduled to begin in April 2015. All payments made prior to this date are interest only payments.

Put Option

Under the Royalty Contract, on October 5, 2016, or in the event of the occurrence of a material adverse event or AxoGen’s bankruptcy or material breach of the Royalty Contract, PDL may require AxoGen to repurchase the Assigned Interests at the “Put Price.” The Put Price is equal to the sum of (i) an amount that, when paid to PDL, would generate a specified internal rate of return to PDL of 20% on the Funded Amount, taking into consideration payments made to PDL by the Company, and (ii) any “Delinquent Assigned Interest Payment” (as defined in the Royalty Contract) the Company owed to PDL.

Change of Control; Call Option

In addition, in the event of a “Change of Control” (as defined in the Royalty Contract), the Company must repurchase the assigned Interests from PDL for a repurchase price equal to the “Change of Control Price” on or prior to the third business day after the occurrence of the Change of Control. The Change of Control Price is equal to the sum of (i) an amount that, when paid to PDL, would generate a specified internal rate of return to PDL of thirty-two and one half percent (32.5%) on the Funded Amount, taking into consideration payments made to PDL by the Company, and (ii) any “Delinquent Assigned Interest Payment” (as defined in the Royalty Contract) the Company owed to PDL. In addition, at any time after October 5, 2016, the Company, at its option, can call the Royalty Contract for a price equal to the Change of Control Price.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

July 15, 2013

17.	We note your response to comment 25; however, we continue to believe that notwithstanding your request for confidential treatment, your disclosure must include a discussion of terms which are currently not described. The following several comments are intended to provide guidance in this respect.

Response:

The Company would like to convey to the Staff its intent to always provide correct and full disclosure within the confines of those rules regarding confidential treatment. The information for which the Company has requested confidential treatment it believes is properly protected based upon the Company’s assessment of the applicable rules in light of its business and appropriate disclosure. In addition, PDL sought and received confidential treatment regarding the same items that the Company requested and the disclosures were drafted in light of that treatment and the Company’s belief that it would obtain similar treatment. However, the Company understands the Staff’s concern over these items and have made numerous revisions to address the concerns. The Company intends to file an amended confidential treatment request and new exhibit to the PDL Royalty Contract to reflect the additional disclosure made in connection with Amendment No. 2.

18.	We note the disclosure on page F-15 that you are accruing interest using the specified internal rate of return of the put option. Please revise to disclose all significant terms of the put option, including the specified internal rate of return. Refer to the disclosure requirements of Rule 5.02 (22) of Regulation S-X, which indicates that the general character and rate of interest of each type of debt should be disclosed.

Response:

In response to the Staff’s comment, the Company proposes to revise the disclosure referenced above on pages F-15 and F-33 of Amendment No. 2 to include the rate of return that would be paid to PDL if the put option was exercised as follows:

Put Option

Under the Royalty Contract, on October 5, 2016, or in the event of the occurrence of a material adverse event or AxoGen’s bankruptcy or material breach of the Royalty Contract, PDL may require AxoGen to repurchase the Assigned Interests at the “Put Price.” The Put Price is equal to the sum of (i) an amount that, when paid to PDL, would generate a specified internal rate of return to PDL of 20% on the Funded Amount, taking into consideration payments made to PDL by the Company, and (ii) any “Delinquent Assigned Interest Payment” (as defined in the Royalty Contract) the Company owed to PDL.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

July 15, 2013

19.	Please revise to disclose the specified internal rate of return to PDL related to the change of control or call option and indicate how this in considered in the amounts recorded in your financial statements. Refer to the disclosure requirements of Rule 5.02 (22) of Regulation S-X.

Response:

In response to the Staff’s comment, the Company proposes to revise the disclosure referenced above on pages F-15 and F-33 of Amendment No. 2 to include the rate of return information related to the change of control or call option as follows:

Change of Control; Call Option

In addition, in the event of a “Change of Control” (as defined in the Royalty Contract), the Company must repurchase the assigned Interests from PDL for a repurchase price equal to the “Change of Control Price” on or prior to the third business day after the occurrence of the Change of Control. The Change of Control Price is equal to the sum of (i) an amount that, when paid to PDL, would generate a specified internal rate of return to PDL of thirty-two and one half percent (32.5%) on the Funded Account, taking into consideration payments made to PDL by the Company, and (ii) any “Delinquent Assigned Interest Payment” (as defined in the Royalty Contract) the Company owed to PDL. In addition, at any time after October 5, 2016, the Company, at its option, can call the Royalty Contract for a price equal to the Change of Control Price.

20.	We also note from your response to our prior comment 25 that each quarterly payment is treated as a re-payment of principal if applicable, plus interest, and the reduction in principal is calculated using the implicit rate. Please clarify in your filing how amounts are applied to interest and principal. Clarify what implicit rate is being used to calculate the reduction to principal and explain how this was determined. Refer to the disclosure requirements of Rule 5.02 (22) of Regulation S-X.

Response:

In response to the Staff’s comment, the Company proposes to revise the disclosure referenced above on pages F-15 and F-33 of Amendment No. 2 to now state:

The Company records interest using its best estimate of the effective interest rate, currently the Company is accruing interest using the specified internal rate of return of the put option of 20%. From time to time, the Company will reevaluate the expected cash flows

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

July 15, 2013

and may adjust the effective interest rate. Determining the effective interest rate requires judgment and is based on significant assumptions related to estimates of the amounts and timing of future revenue streams. Payments made to PDL consist of interest and principal. Based on current calculations of repayments, using actual payments to date, an estimate of future revenue streams and an estimated effective rate of 20% (calculated using the put rate in the agreement), principal payments are scheduled to begin in April 2015. All payments made prior to this date are interest-only payments.

Please contact the undersigned at (609) 919-6633 if you have any questions regarding the foregoing.

Sincerely,

/s/ Emilio Ragosa

Emilio Ragosa

cc:	Karen Zaderej

Gregory G. Freitag

Fahd M.T. Riaz